ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS – 52	September 29, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

ACCELRATE™ SC “HIGH-SPEED” BATTERY CHARGERS IN FULL PRODUCTION

Vancouver, B.C, September 29, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers, announced today that its complete line of chargers for the industrial material handling market has received Underwriters Laboratory (UL) certification.

As a result of UL certification, AccelRate SC models ranging from 180Ah to 500Ah, are now in full production and will be shipped to distributors. This will then allow delivery to end-use customers.

AccelRate’s Smart Chargers (SC) are a technologically advanced product that can return a discharged lead-acid battery to a full state-of-charge in two hours – five times faster than conventional technology; prevent damage to battery through improved heat management; automatically detect and adjust to battery voltage, capacity, condition and state-of-charge; adapt to battery inventories regardless of age; and, provide reduced energy use and capital equipment costs.

“The AccelRate® Smart Charger is billed as the perfect solution for multi-shift industrial operations as they can radically reduce their capital and operating expenses,” said Reimar Koch, AccelRate President and CEO.  “Using AccelRate® SC products, the initial battery purchase outlay would be decreased, battery handling steps would be cut, as would the amount of valuable space required to house additional back-up batteries and chargers. Battery life would also be maximized, and maintenance and emissions lowered.”

AccelRate® SC “High-Speed” Charger specification sheets, manuals and warranties are outlined on the Company’s website at http://www.accelrate.com/content/mpdownloads.aspx.

About AccelRate
AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.